EXHIBIT (d)(4)

DEPOSITARY AGREEMENT

August 20, 2009

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Ladies and Gentlemen:

Colonial Commercial Corp. (the “Purchaser”), is offering to purchase any and all of the outstanding shares of convertible preferred stock, $.05 par value per share, (the “Preferred Stock” or “Shares”), of Colonial Commercial Corp., Cusip # 195621 503, Tax ID # 11-2037182 (the “Company”), for $1.25 per share of Preferred Stock (the “Offer Price”), net to the seller in cash upon the terms and conditions set forth in the Offer to Purchase dated August 20, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and which, together with any amendments or supplements thereto constitute the “Offer”.  The “Expiration Date” for the Offer shall be 12:00 Midnight New York City time, on September 22, 2009 unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.  Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.

The Purchaser hereby agrees with you as follows:

1.
Subject to the terms and conditions of this letter agreement, including those terms and conditions contained in Annex 1 hereto (the “Agreement”), you will act as depositary (the “Depositary”) in connection with the Offer, and in such capacity are authorized and directed to accept tenders of Shares made pursuant to the terms and conditions of the Offer.

2.	(a) Tenders of Shares may be made only as set forth in the Offer to Purchase, and Shares shall be considered validly tendered to you only if:

(i) you receive prior to the Expiration Date (x) certificates for such Shares (or a Book-Entry Confirmation relating to such Shares) and (y) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal; or

(ii) you receive (x) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form attached hereto as Exhibit C, relating to such Shares from an Eligible Institution prior to the Expiration Date and (y) certificates for such Shares (or a Book-Entry Confirmation relating to such Shares) and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal, within three National Association of Securities Dealers Association Automatic Quotation System, Inc. (the “NASDAQ”) trading days after the date of execution of such Notice of Guaranteed Delivery; and

(iii) in the case of either clause (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 4 hereof, has been made when necessary by the Purchaser.

b) We acknowledge that in connection with the Offer, you may enter into agreements or arrangements with a Book-Entry Transfer Facility which, among other things, provide that (i) delivery of an Agent’s Message will satisfy the terms of the Offer with respect to the Letter of Transmittal, (ii) such agreements or arrangements are enforceable against the Purchaser by such Book-Entry Transfer Facility or participants therein and (iii) you, as Depositary, are authorized to enter into such agreements or arrangements on behalf of the Purchaser.  Without limiting any other provision of this Agreement, you are expressly authorized to enter into any such agreements or arrangements on behalf of the Purchaser and to make any necessary representations or warranties in connection thereunder, and any such agreement or arrangement shall be enforceable against the Purchaser.

3.
You shall take steps to establish and, subject to such establishments, maintain an account at the Book-Entry Transfer Facility for book-entry transfers of Shares, as set forth in the Letter of Transmittal and Section 3 of the Offer to Purchase, and you shall comply with the provisions of Rule 17-Ad-14 under the Securities Exchange Act of 1934, as amended.  This account will be maintained until all Shares tendered pursuant to the Offer have been withdrawn, accepted for payment or returned.

4.
(a) You are authorized and directed to examine any certificate representing Shares, Letters of Transmittal (or facsimile thereof), Notices of Guaranteed Delivery or Agent’s Message and any other document required by the Letters of Transmittal received by you to determine whether you believe any tender of Shares may be defective.  In the event you conclude that any Letter of Transmittal, Notice of Guaranteed Delivery, Agent’s Message or other document has been improperly completed, executed or transmitted, any  of the certificates for Shares is not in proper form for transfer (as required by the aforesaid instructions) or if some other irregularity in connection with the tender of Shares exists, you are authorized subject to Section 4(b) hereof, to advise the tendering shareholder, or transmitting Book-Entry Transfer Facility, as the case may be, of the existence of the irregularity, but you are not authorized to accept any tender of fractional Shares, any tender of Shares not in accordance with the terms and subject to the conditions set forth in the Offer, or any other tender of Shares you deem to be defective, unless you shall have received from the Purchaser the Letter of Transmittal which was surrendered (or if the tender was made by means of a Book-Entry Confirmation containing an Agent’s Message, a written notice), duly dated and signed by an authorized officer of the Purchaser, indicating that any defect or irregularity in such tender of Shares has been cured or waived and that such tender has been accepted by the Purchaser.

(b) Promptly upon your concluding that any tender of Shares is defective, you shall, after consultation with and on the written instructions of the Purchaser, use reasonable efforts in accordance with your regular procedures to notify the person tendering such Shares, or Book-Entry Transfer Facility transmitting the Agent’s Message, as the case may be, of such determination and, when necessary, return the certificates involved to such person in the manner described in Section 11 hereof.  The Purchaser shall have full discretion to determine whether any tender of Shares is complete and proper and shall have the absolute right to reject any or all tenders of any particular Shares determined by it not to be in proper form and to determine whether the acceptance for payment of, or payment for, such tenders of Shares may, in the opinion of counsel for the Purchaser, be unlawful; it being specifically agreed that you shall have neither discretion nor responsibility with respect to these determinations.  To the extent permitted by applicable law, the Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares.  The interpretation by the Purchaser of the terms and conditions of the Offer to Purchase, the Letter of Transmittal and the instructions thereto, a Notice of Guaranteed Delivery or an Agent’s Message (including, without limitation, the determination of whether any tender is complete and proper) shall be final and binding.

5.
You are authorized and directed to return to any person tendering Shares, in the manner described in Section 11 hereof, any certificates representing Shares tendered by such person but duly withdrawn pursuant to the Offer to Purchase.  To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received by you within the time period specified for withdrawal in the Offer to Purchase at your address set forth on the back page of the Offer to Purchase.  Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares to be withdrawn, if different from the name of the person who tendered the Shares and the serial numbers shown on the share certificates.  If Shares have been delivered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.  You are authorized and directed to examine any notice of withdrawal to determine whether you believe any such notice may be defective.  In the event you conclude that any such notice is defective you shall, after consultation with and on the instructions of the Purchaser, use reasonable efforts in accordance with your regular procedures to notify the person delivering such notice of such determination.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding.  Any Shares properly withdrawn shall no longer be considered to be validly tendered unless such Shares are retendered prior to the Expiration Date pursuant to the Offer to Purchase.

6.
Any amendment to or extension of the Offer, as the Purchaser shall from time to time determine, shall be effective upon notice to you from the Purchaser given prior to the time the Offer would otherwise have expired.  If at any time the Offer shall be terminated as permitted by the terms thereof, the Purchaser shall promptly notify you of such termination.

7.
At 11:00 am, New York City time, or as promptly as practicable thereafter on each business day, or more frequently if reasonably requested as to major tally figures, you shall advise the Purchaser by telephone or by telefax, based upon your preliminary review (and at all times subject to final determination by the Purchaser) as of the close of business on the preceding business day or the most practicable time prior to such request as the case may be, as to: (i) the number of Shares duly tendered on such day; (ii) the number of Shares duly tendered represented by certificates physically delivered to you on such day; (iii) the number of Shares represented by Notices of Guaranteed Delivery delivered to you on such day; (iv) the number of Shares withdrawn on such day; (v) the number of Shares about which you have questions concerning the validity of the tender; and (vi) the cumulative totals of Shares in categories (i) through (v) above on such day:

You shall also furnish to the Purchaser a written report confirming the above information, which has been communicated orally, on the day following such oral communication.  You shall furnish to the Purchaser such reasonable information, to the extent such information has been furnished to you, on the tendering shareholders as may be requested from time to time.  You shall disclose such information to no other persons (except as otherwise directed by a duly authorized officer of the Purchaser), and you shall take all steps reasonably necessary (i) to limit access to such information to your employees who have a need to know and (ii) to preserve the confidentiality of such information.

You shall furnish to the Purchaser, upon request, master lists of Shares tendered for purchase.

You are also authorized and directed to provide the persons listed above or any other persons approved by a duly authorized officer of the Purchaser with such other information relating to the Shares, Offer to Purchase, Letter of Transmittal, Agent’s Messages or Notices of Guaranteed Delivery as the Purchaser may reasonably request from time to time.

8.
Letter of Transmittal, Notices of Guaranteed Delivery, Agent’s Messages, telegrams, telexes, facsimile transmissions, notices and letters submitted to you pursuant to the Offer shall be stamped by you to indicate the date and time of the receipt thereof, and these documents, or copies thereof, shall be preserved by you as required by S.E.C. regulations.

9.
(a) If, under the terms and conditions set forth in the Offer to Purchase, the Purchaser becomes obligated to accept for payment, and pay for, Shares tendered, upon instruction by the Purchaser, and as promptly as practicable after the later of: (i) the Expiration Date: (ii) the deposit by the Purchaser, pursuant to the terms of the Escrow Agreement dated August 18, 2009, with you of sufficient federal or other immediately available funds to pay, subject to the terms and conditions of the Offer, all shareholders for whom checks representing payment for Shares are to be drawn, less any adjustments required by the terms of the Offer, and all applicable tax withholdings, you shall mail to the tendering shareholders and designated payees, consistent with this Agreement and the Letter of Transmittal, checks of the Depositary, as agent for the Purchaser, in the amount of the applicable purchase price specified in the Offer (less any applicable withholding tax) for the Shares theretofore properly tendered and purchased under the terms and conditions of the Offer.  The Purchaser will pay all stock transfer taxes or other governmental charges, if any, payable pursuant to the Offer in respect of the transfer or issuance to the Purchaser or its nominee or nominees of all Shares so purchased.

(b) After payment is made to tendering shareholders, you shall promptly request the transfer agent for the Shares to effect the transfer of all Shares purchased pursuant to the Offer and to issue certificates for such Shares so transferred, in accordance with any written instructions from the Purchaser, and upon your receipt thereof deliver such certificates to the Purchaser.

10.
(a) On or before January 31st of the year following the year in which the Purchaser accepts for payment, and pays for Shares, you will prepare and mail to each tendering shareholder whose Shares were accepted for payment and paid for, other than shareholders who demonstrate their status as nonresident aliens in accordance with United States Treasury Regulations (“Foreign Shareholders”), a Form 1099-B reporting the purchase of Shares as of the date such Shares are accepted for payment and paid for.  You will also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue Service in accordance with United States Treasury Regulations on or before February 28th of the year following the year in which the Shares are accepted for payment and paid for.

(b) You will deduct and withhold 28% (or other rate as applicable) backup withholding tax from the purchase price payable with respect to Shares tendered by any shareholder, other than a Foreign Shareholder who has delivered a properly executed Form W-8, who has not properly provided you with such shareholder’s taxpayer identification number, in accordance with United States Treasury Regulations.

11.
If, pursuant to the terms and conditions of the Offer, the Purchaser has notified you that it does not accept certain of the Shares tendered, or purported to be tendered, or a shareholder withdraws any tendered Shares, you shall promptly return the deposited certificates for such Shares, together with any other documents received, to the person who deposited the same, without expense to such person.  Certificates for such unpurchased Shares shall be forwarded by you, at your option, by: (i) first class mail under a blanket surety bond protecting you and the Purchaser from losses or liabilities arising out of the non-receipt or nondelivery of such Shares; (ii) registered mail, insured separately for the value of such Shares.  If any such Shares were tendered or purported to be tendered by means of a Book-Entry Confirmation, you shall notify the Book-Entry Transfer Facility that transmitted said Book-Entry Confirmation of the Purchaser’s decision not to accept the Shares.

12.	You shall take all reasonable action with respect to the Offer as may from time to time be requested by the Purchaser.

13.
Whether or not any Shares are tendered or the Offer is consummated, the Purchaser agrees to pay to you compensation for your services as Depositary hereunder in accordance with the Fee Schedule attached hereto as Annex 1 together with reimbursement for your reasonable out-of-pocket expenses.

14.
The Purchaser covenants to indemnify and hold you harmless from and against any loss, liability, damage or expense (including reasonable attorneys’ fees) arising out of or in connection with the Offer, this Agreement or the administration of your duties hereunder incurred (a) without negligence, misconduct or bad faith on the part of you or your representatives or agents and (b) as a result of your acting, or failing to act, in accordance with the terms and provisions contained in this Agreement or upon the instructions of a duly authorized officer, representative or agent of the Purchaser.  In no case shall the Purchaser be liable under this indemnity with respect to any action, proceeding, suit or claim against you, unless the Purchaser shall be notified by you, by letter or by facsimile transmission confirmed by letter, of the written assertion of any action, proceeding, suit or claim made or commenced against you, promptly after you shall have been served with the summons or other first legal process or have received the first assertion giving information as to the nature and basis of the action, proceedings, suit or claim, but failure by you to give such notice shall not relieve Purchaser of their liability hereunder if no prejudice occurs.  The Purchaser shall be entitled to participate at their own expense in the defense of any such action, proceedings, suit or claim, In the event that the Purchaser shall assume the defense of any such action, proceedings, suite or claim, the Purchaser shall not be liable for the fees of any additional counsel thereafter retained by you.

15.
Unless terminated earlier by the parties hereto, this Agreement shall terminate upon the earlier to occur of (a) the Purchaser’s termination or withdrawal of the Offer and the completion of your obligations to return theretofore deposited certificates and other documents as provided in Section 11 hereof; (b) if the Purchaser does not terminate or withdraw the Offer, the date that is six months after the later of (i) your sending of checks to tendering shareholders in accordance with Section 9(a) hereof and (ii) your delivery of certificates in accordance with Section 9(b) hereof; or (c) if not terminated or withdrawn earlier, the date that is twelve months after the date of this Agreement.  Upon any termination of this Agreement, you shall promptly deliver to the Purchaser any certificates, funds or property then held by you as Depositary under this Agreement, and after such time any party entitled to such certificates, funds or property shall look solely to the Purchaser and not the Depositary therefor, and all liability of the Depositary with respect thereto shall cease.  Sections 13 and 14 hereof shall survive any termination of this Agreement.

16.
In the event that any claim of inconsistency between this Agreement and the terms of the Offer arises, as they may from time to time be amended, the terms of the Offer shall control, except with respect to the compensation and indemnification of you as Depositary, which shall be controlled by the terms of this Agreement.

17.
If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement between us to the full extent permitted by applicable law.

18.
Except as expressly set forth elsewhere in this Agreement, all notices, instructions and communication under this Agreement shall be in writing, shall be effective upon receipt and shall be addressed as follows:

If to the Purchaser:

Attention: Riannon Russo
Facsimile: 973-427-6981
Phone: 973-427-8224
Email: rrusso@usginc.com

If to the Depositary:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Attention: Herbert J. Lemmer
Facsimile: (718) 331-1852

19.
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law, and shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto; provided that this Agreement may not be assigned by any party without the prior written consent of the other parties.

20.
No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto.  This Agreement may be executed in counterparts, each of which shall be for all purposes deemed an original, but all of which together shall constitute one and the same instrument.

21.	Nothing herein contained shall amend, replace or supersede any agreement between the Company and you to act as the Company’s transfer agent which agreement shall remain of full force and effect.

Please acknowledge receipt of this Agreement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, and confirm the arrangements herein provided by signing and returning the enclosed copy hereof, whereupon this Agreement and the terms and conditions herein provided shall constitute a binding agreement among us.

Very truly yours,

COLONIAL COMMERCIAL CORP.

By:
Name: William Pagano
Title: Chief Executive Officer

Accepted and Agreed:

AMERICAN STOCK TRANSFER & TRUST COMPANY
As Depositary

By:
Name:
Title:

APPENDIX

Fee Schedule

Flat fee of $22,500, plus $7.50 per tender (DTC or Physical), plus reasonable out-of-pocket expenses.

Additional fee equal to 1/3rd (one-third) of the Flat fee for each extension of the Offer, plus reasonable out-of-pocket expenses associated with such extension.

Additional fee equal to 1/20th (one-twentieth) of the Flat fee for each day of a subsequent offering period, plus reasonable out-of-pocket expenses associated with such subsequent offering period.